FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   March, 2007

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: March 6, 2007	/s/ Ron Little Name: Ron Little Title: President & CEO

Gold Fields approves US$11.4M Full Feasibility Study

March 5, 2007, Orezone Resources Inc. (OZN: TSX, AMEX) is pleased to announce that it has been informed by Gold Fields Limited that it has commenced the Full Feasibility Study (“FFS”) at Essakane Project in Burkina Faso with a budget of US$11.4M. Orezone and Gold Fields each own a 50% interest in the project however, Gold Fields can earn an additional 10% by completing a Bankable Feasibility Study (under rules of NI43-101 Bankable Feasibility is now referred to as Full Feasibility) . The study is expected to be completed during the third quarter this year. GRD Minproc has been awarded the FFS study with various parts subcontracted to Knight Piesold and RePlan.

Orezone was also advised that the total recoverable resources have been calculated to include some 25,000m of infill core drilling as well as coarse gold assay factors from a recent rapid cyanide leach (“RCL”) re-assay program. The resource update has been calculated by Gold Fields in collaboration with the independent consultant and is subject to final review. Gold Fields is also working with consultants Knight Piesold, as part of the FFS, to confirm final surface mine slope angles to calculate at least one pit shell model using a $650 gold price (total resources contained within a surface mine using a gold price of $650).

The RCL re-assay program announced last year continues with an additional 35,000 samples from previously drilled holes from the periphery of the deposit. The majority of the RCL re-assay results to date (some 10,000 samples) are from the core of the deposit. The results have been slow in coming due to laboratory bottle necks and re-adjusting of the sample protocols. The final suite of samples to be re-assayed are to confirm that the positive variations of results found in the core of the deposit match those of the periphery. Based on current lab turnaround, completion of the re-assay program is expected in April or May. At such time final surface mine reserves and resources will be calculated again for the FFS using appropriate economic and physical parameters and by incorporating all final re-assay results and coarse gold factors.

In parallel to the study, Orezone and Gold Fields have been formalizing an Operating Agreement including a Master Mining Service Agreement (MMSA) as well as converting their Joint venture Option Agreement into a Members Agreement (corporate structure agreement). All agreements are based on the basic terms of the original Option Agreement but with greater detail. Completion of the documents is expected before the end of the first quarter.

Orezone is an emerging gold producer that has an exploration permit for Essakane, the largest gold deposit in Burkina Faso, West Africa where partner Gold Fields Limited is earning a 60 per cent interest by completing a Full feasibility study.  Orezone also has a pipeline of promising projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions.  Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little President & CEO rlittle@orezone.com	Niel Marotta Vice President Corporate Development nmarotta@orezone.com

Telephone: (613) 241-3699	Toll Free: (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.